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                                             Filed by Pharmacopeia, Inc.
                                             This communication is filed
                                             pursuant to Rule 425 under
                                             the Securities Act of 1933,
                                             as amended, and deemed
                                             filed pursuant to Rule
                                             14a-12 of the Securities
                                             Act of 1934, as amended.
                                             Subject Company: Pharmacopeia, Inc.
                                             Commission File No.: 0-27188

[PHARMACOPEIA LOGO]

FOR IMMEDIATE RELEASE

CONTACT:
--------
Sue Rodney
Manager, Investor Relations
(609) 452-3600
srodney@pharmacop.com
---------------------

                 PHARMACOPEIA ANNOUNCES STOCK REPURCHASE PROGRAM

Princeton, New Jersey, September 19, 2001 - Pharmacopeia, Inc. (Nasdaq: PCOP) today announced that its Board of Directors has authorized a stock repurchase program under which Pharmacopeia common stock with a market value up to $16 million may be acquired in the open market. Under the program, share purchases may be made at prevailing prices beginning immediately. The purchases will be funded from available working capital. The repurchased shares may be used for ongoing stock issuances.

"I continue to have confidence in Pharmacopeia and in our ability to accelerate and improve the drug discovery and chemical development processes," said Joseph
A. Mollica, Ph.D., Chairman, President and CEO. "With more than $163 million in cash and cash equivalents and essentially no debt, we are extremely comfortable with our ability to effect this repurchase program while maintaining appropriate levels of financial resources and research and development spending. We believe that this repurchase program is a wise investment and is in the best interest of our stockholders."

As of June 30, 2001 Pharmacopeia had 23,744,000 shares outstanding.

Pharmacopeia (www.pharmacopeia.com) is a leader in enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia employs approximately 750 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S


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PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES
AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.